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                                                                    EXHIBIT 12.2

                UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                             (DOLLARS IN MILLIONS)

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


                                                  YEAR ENDED DECEMBER 31
                                        ----------------------------------------

                                           1995    1994    1993    1992    1991
                                           -----   -----   -----   -----   -----

Earnings before cumulative effect of
  accounting changes                       $ 260   $ 124   $ 343   $ 196   $  73

Provision for income taxes                   203     170     268     153     139

Minority interest                              -       -       -       5       6
                                           -----   -----   -----   -----   -----
  Earnings subtotal (a)                      463     294     611     354     218

Fixed charges included in earnings:
   Interest expense                          291     275     304     379     395
   Interest portion of rentals (b)            41      50      55      61      67
                                           -----   -----   -----   -----   -----
     Subtotal                                332     325     359     440     462

Earnings available before fixed charges    $ 795   $ 619   $ 970   $ 794   $ 680
                                           =====   =====   =====   =====   =====


Fixed charges and preferred stock
  dividends:
 Fixed charges included
  in earnings                              $ 332   $ 325   $ 359   $ 440   $ 462
 Capitalized interest                         35      30      30      34      40
 Preferred stock dividends, pre-tax
  basis                                       58      58      58      26       -
                                           -----   -----   -----   -----   -----
  Total fixed charges and preferred
   stock dividends                         $ 425   $ 413   $ 447   $ 500   $ 502
                                           =====   =====   =====   =====   =====
Ratio of earnings to combined fixed
 charges                                     1.9     1.5     2.2     1.6     1.4
  and preferred stock dividends (a)

(a) Includes pretax asset write-downs
    of:                                     $ 105   $  71   $  19   $  50   $ 106

    The ratio of earnings, excluding asset
    write-downs, to combined fixed charges
    and preferred stock dividends  would
     be:                                      2.1     1.7     2.2     1.7     1.6
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(b) Calculated as one-third of operating rental expense.